Form 51-102F3
Material Change Report

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1. Name and Address of Company

Bronx Ventures Inc.

(formerly Lucky 1 Enterprises Inc.)

#600 – 1199 West Hastings Street

Vancouver, B.C. V6E 3T5

2. Date of Material Change

November 22, 2005.

3. News Release

News release was issued on November 22, 2005 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Further to its News Release dated November 18, 2005, Bronx Ventures Inc (“Bronx” or the “Company”) is pleased to announce that the Company has decided to carry out an additional diamond drilling program during November and December, 2005 on the Company’s Extra High Property (the “Additional Diamond Drilling Program”). The Additional Diamond Drilling Program shall consist of approximately 2,000 feet of diamond drilling. The budget for the Additional Diamond Drilling Program is estimated to be Canadian $75,000.

In order to fund the Additional Diamond Drilling Program, the Company has entered into a non-brokered Flow-Through Share Private Placement Financing Agreement with two directors of the Company whereby the two directors have each purchased 18,750 units of the securities of the Company for a total number of 37,500 units at the price of Canadian $2.00 per unit for total proceeds to the Company of Canadian $75,000. Each unit consists of one Flow-Through common share in the capital of the Company and one warrant to purchase an additional Flow-Through common share in the capital of the Company at the price of Canadian $2.00 per Flow-Through common share for a period of one year.

5. Full Description of Material Change

Further to its News Release dated November 18, 2005, Bronx Ventures Inc (“Bronx” or the “Company”) is pleased to announce that the Company has decided to carry out an additional diamond drilling program during November and December, 2005 on the Company’s Extra High Property (the “Additional Diamond Drilling Program”). The Additional Diamond Drilling Program shall consist of approximately 2,000 feet of diamond drilling. The budget for the Additional Diamond Drilling Program is estimated to be Canadian $75,000.

The Additional Diamond Drilling Program shall be conducted by, and will be under the direct supervision of, J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.

The Extra High Property is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 kilometres northeast of Kamloops, B.C.

In order to fund the Additional Diamond Drilling Program, the Company has entered into a non-brokered Flow-Through Share Private Placement Financing Agreement with two directors of the Company whereby the two directors have each purchased 18,750 units of the securities of the Company for a total number of 37,500 units at the price of Canadian $2.00 per unit for total proceeds to the Company of Canadian $75,000. Each unit consists of one Flow-Through common share in the capital of the Company and one warrant to purchase an additional Flow-Through common share in the capital of the Company at the price of Canadian $2.00 per Flow-Through common share for a period of one year.

For more information on the Company, please contact us at telephone number (604) 681-1519;
6th Floor, 1199 West Hastings Street, Vancouver, BC, V6E 3T5; email: info@bronxventures.com; website: www.bronxventures.com.

On Behalf of the Board of
Bronx Ventures Inc.
(formerly Lucky 1 Enterprises Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The statements made in this News Release may contain forward-looking statements, including but not limited to comments regarding the timing and content of upcoming work programs, that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9. Date of Report

This report is dated the 22nd day of November, 2005.